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STUARTS FILES CHAPTER 11 PETITION





     FRANKLIN, MASS., May 16, 1995 -- Stuarts Department Stores, Inc. (NASDAQ - STUS) announced today that it had filed a voluntary petition for reorganization under Chapter 11, Title 11 of the United States Code with the United States Bankruptcy Court for the District of Massachusetts (Western Division) in Worcester, Massachusetts. The Company stated that, as previously announced, it continued to experience extreme financial and liquidity difficulties and that its efforts to sell the retail chain had been unsuccessful. The Company stated that those continued financial and liquidity difficulties precipitated the Chapter 11 filing.



     Stuarts stated that, in connection with the Chapter 11 filing, it had entered into debtor-in-possession financing arrangements with its lender, Foothill Capital Corporation, for a $6 million credit facility to finance the Company's working capital requirements while the reorganization proceedings are pending. The credit facility will be collateralized by substantially all of the Company's assets. Borrowings under the facility will be subject to availability under a borrowing base formula and to compliance with covenants and business plans. In addition, the Company has obtained the consent of Foothill to use cash collateral (from its pre-petition financing arrangements) during the reorganization proceeding. Both the debtor-in-possession financing arrangement and the cash collateral arrangement will require the approval of the Bankruptcy Court.



     The Company announced also that it had completed negotiations with a liquidator relating to the sale of inventory in connection with the closing of its Athol, Chelsea and Fitchburg, Massachusetts and Goffstown, New Hampshire stores. Pursuant to these arrangements, the Company received a payment of approximately $2.5 million, which was applied toward the reduction of the Company's secured indebtedness.



     Stuarts also stated that it had received notice from the Nasdaq Stock Market that, as a result of the low trading price and publicly held market value of the Company's common stock, the Company may no longer meet the listing requirements for continued inclusion in the Nasdaq National Market and may be subject to delisting. As a result, the Company's common stock may be delisted from the Nasdaq National Market in the near future, perhaps as early as May 20, 1995.



For further information, contact:



     Mr. David Ferguson, President

     508-520-4540, ext. 224



     Mr. Antone F. Moreira, Executive Vice President and CFO

     508-520-4540, ext. 222






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